UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards, 550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant (defined in Amendment No. 5).

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
PN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
OO, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS

MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 14 Pages

1	NAMES OF REPORTING PERSONS

TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,718,655 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,718,655 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,718,655 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%

14	TYPE OF REPORTING PERSON
IN, HC

1.  This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 11 of 14 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own.  The Issuer’s principal executive offices are located at 1000 Main Street, Suite 3000, Houston, Texas 77002. This Amendment No. 6 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, and Amendment No. 5, filed with the SEC on August 6, 2019 (collectively the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D.   Capitalized terms used herein and not otherwise defined in this Amendment No. 6 have the meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Stonepeak Catarina Holdings LLC (“Stonepeak Catarina”) has engaged in discussions with SP Capital Holdings, LLC (“SP Capital”) regarding, among other things, a potential transaction involving ownership of Sanchez Midstream Partners GP LLC (the “General Partner”), the general partner of the Partnership (the “Transaction”).

The Reporting Persons expect to continue to engage in discussions and negotiations with SP Capital regarding the Transaction, which is subject to the satisfactory negotiation of definitive terms and negotiation and execution of definitive agreements.  The Reporting Persons may also engage in discussions with and/or respond to inquiries from the board of directors of the General Partner (the “Board”), Issuer management, holders of Common Units or other relevant parties concerning the Transaction.

The disclosure of the Transaction in this Schedule 13D shall not be deemed to provide any assurances that the Transaction will be consummated or of any terms or timing of the Transaction.  The Reporting Persons retain the right to withdraw or modify the terms of the Transaction at any time.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)  As of the date hereof, each of the Reporting Persons may be deemed to beneficially owner of 2,718,655 Common Units, which amount includes 2,325,364 Common Units that the Reporting

SCHEDULE 13D

CUSIP No: 79971C201	Page 12 of 14 Pages

Persons currently have the right to acquire upon exercise of the Warrant held by Stonepeak Catarina. This amount represents approximately 12.2% of the outstanding Common Units.
The foregoing beneficial ownership percentages are based on 22,279,244 Common Units outstanding, which is the sum of the 19,953,880 Common Units outstanding as of August 12, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 12, 2020, plus, for purposes of calculating beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the 2,325,364 Common Units currently issuable upon exercise of the Warrant.
(b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 2,718,655 Common Units reported herein, including the 2,325,364 Common Units currently obtainable upon exercise of the Warrant.
(c)  There were no transactions in Common Units by the Reporting Persons during the past sixty days. However, on August 31, 2020, 1,105,286 Class C Preferred Units of the Issuer were paid by the Issuer to the Reporting Persons in satisfaction of the second quarter 2020 distribution of the Class C Preferred Units (as authorized on July 31, 2020 by the Board). The Class C Preferred Units have the same voting rights as the holders of the Common Units but are not convertible into Common Units.
(d)  Except as set forth in the Schedule 13D, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.
(e)  This Item 5(e) is not applicable.

SCHEDULE 13D

CUSIP No: 79971C201	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

CUSIP No: 79971C201	Page 14 of 14 Pages

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

September 4, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).